Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

EPR-Technologies, Inc.
23041 Wild Hunt Drive
Gaithersburg, MD 20882
http://www.epr-technology.com/

Up to $463,744.00 in Preferred Stock at $0.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: EPR-Technologies, Inc.
Address: 23041 Wild Hunt Drive, Gaithersburg, MD 20882
State of Incorporation: AZ
Date Incorporated: July 13, 2006

Terms:

Equity

Offering Minimum: $10,000.00 | 20,000 shares of Preferred Stock
Offering Maximum: $463,744.00 | 927,488 shares of Preferred Stock
Type of Security Offered: Preferred Stock
Purchase Price of Security Offered: $0.50
Minimum Investment Amount (per investor): $400.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives and Bonuses*</u>

Time-Based:

Friends and Family Early Birds

Invest in the first 7 days and receive an additional 25% bonus shares.

Super Early Birds

Invest in the next 7 days and receive an additional 20% bonus shares.

Early Birds

Invest in the next 7 days and receive an additional 15% bonus shares.

Amount-Based:

$1,000+ | Tier 1

Receive 10% bonus shares

$5,000+ | Tier 2

Receive 20% bonus shares

$10,000+ | Tier 3

Receive 40% bonus shares

Loyalty Bonus

EPR-Technologies will offer a Loyalty Bonus of 25% to previous investors.

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

EPR-Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $0.50 / share, you will receive 110 shares of Preferred Stock, meaning you'll own 110 shares for $50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus and the 25% Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

EPR-Technologies, Inc. ("EPR-Technologies" or the "Company") is a biomedical company leading advances in emergency medicine to save lives when cardiopulmonary resuscitation (CPR) fails. EPR provides a critical opportunity to save the life of a loved one when CPR procedures are unable to resuscitate the individual. EPR proprietary techniques and products will be used in serious trauma cases, like auto accidents and shootings, sudden cardiac arrest, and other medical emergencies when CPR fails, by administering rapid profound hypothermia. EPR induces a state in which no oxygen delivery is required for 3+ hours, buying time for transport to a hospital followed by immediate surgical repairs and medical interventions. While in the EPR state and during surgical repairs, there is no heartbeat, no respiration, and no brain activity, and then after essential surgical repairs, the patient is rewarmed and resuscitated. <u>**We believe EPR is the next revolutionary resuscitation step in saving lives too precious to be lost.**</u>

EPR products being developed include specific vascular rapid access catheter kits for inducing EPR, cold flush solutions, hospital-ready EPR refrigerators, and pump station platforms, ambulance portable EPR induction units, and training and education materials.

EPR-Technologies' business model will be to sell its products directly to trauma centers, hospitals, the U.S. military, and ambulance services. Additionally, products will also be sold through major medical healthcare product suppliers in the U.S. and in foreign countries. EPR-Technologies is in the pre-revenue stage of development.

EPR-Technologies, Inc. was originally incorporated in Delaware on June 13, 2006. In order to pursue potential funding opportunities, the Company moved its registration from Delaware to Arizona on August 29, 2016.

Intellectual Property

Currently, EPR-Technologies has no awarded patents or pending patents, but EPR-Technologies has several key patents-in-preparation which will be completed and submitted in the U.S. and foreign countries with adequate funding availability, as a high priority. The titles for the initial six patents-in-preparation are as follows: #1 - Specific EPR Induction Kit; #2 - Specific Aortic Access Catheter; #3 - Specifically Configured Hospital Refrigerator-Pump; #4 - Specific Guided Transthoracic Catheter; #5 - Ambulance Portable Refrigerator-Pump System; and #6 - Oxygen Carrying Additive for EPR Induction Vascular Patency. These patents will be fully owned by EPR-Technologies.

Corporate History

EPR-Technologies, Inc. ("EPR-Technologies" or the "Company") is a C-Corporation organized under the laws of the state of Arizona. The Company was initially organized as a Delaware corporation on June 13, 2006. For the next decade, the Company remained in the R&D stage. The Company closed out its registration in Delaware and registered as an Arizona corporation on August 29, 2016. In summary, EPR-Technologies, Inc. was originally incorporated in Delaware on June 13, 2006. In order to pursue potential funding opportunities, the Company moved its registration from Delaware to Arizona on August 29, 2016.

Competitors and Industry

EPR-Technologies, Inc. is at the nexus of emergency medicine, resuscitation medicine, and therapeutic hypothermia. EPR-Technologies is currently the only company involved in rapid profound hypothermia to save a life when CPR fails. The Company's prior research and the ongoing clinical trial are supported by the U.S. Army and Department of Defense. Currently, the EPR clinical trial is the only FDA-approved trial for rapid profound hypothermia. We believe that the revolutionary approach and extended lead time that has been necessary for obtaining FDA approval for the clinical trial has discouraged any potential competition at this point in time. EPR-Technologies is now committed to product commercialization and will be first in the medical marketplace with expert know-how and key initial products. EPR's profound hypothermia (7°C or 44.6^{o}F) must not be confused with mild hypothermia (33°C or 91.4F^{o}), which is a totally different medical intervention used in comatose survivors of serious heart attacks. For mild hypothermia, there are several manufacturers of equipment used for mild cooling, not at all useable for rapid profound hypothermia.

We beleive EPR-Technologies is currently the only company involved in profound hypothermia applications and its necessary unique products.

The Therapeutic Hypothermia or temperature therapy medical industry had a product market value of $1.4 billion in 2019 with a projected Compound Annual Growth Rate (CAGR) of 6% to reach an estimated $2.5 billion by 2030. (Reference: Localized Temperature Therapy Products Market to rise at 6% CAGR between 2020 and 2030: FMI-PharmiWeb.com,11 Jan 2022)

Current Stage and Roadmap

EPR-Technologies' techniques and initial prototype products are being evaluated in the first-ever FDA-approved human clinical trial of rapid profound hypothermia, ongoing at Maryland Shock Trauma, Baltimore, and soon to be similarly started at Cook County Hospital, Chicago. The ongoing, preliminary clinical trial results are extremely promising, and we expect that it will become the standard of care when CPR fails.

This current capital raise will permit our first prototype product manufacturing and marketing, along with education and training courses and materials for emergency room (ER) physicians, trauma surgeons, and eventually paramedics for point-of-injury EPR induction. Product market initiatives will focus first on U.S. Level I and Level II trauma centers, followed by Levels III through V, then all hospital emergency rooms, and finally, paramedic capabilities. Because of the strong EPR support from the U.S. military, EPR-Technologies will also focus on sales and training provided to the U.S. Department of Defense as soon as possible. The global focus will first be in Canada, Europe, Israel, Japan, and South Korea, followed by China and Southeast Asia, and then other countries with advanced medical capabilities.

Following our initial crowdfunding raise, this new campaign, and follow-on revenues, a roadmap for Program Phases may be timed as follows: (1) Ongoing Human Clinical Trials; (2) 1st Generation Product Manufacturing, Marketing, and Sales; (3) Product Use Expansion to Paramedics; (4) Human Clinical Trials for Expanded Medical Emergency Applications; and (5) Development of Planned 2nd and 3rd Generation EPR Products for Easier and Improved Use in EPR Induction. EPR-Technologies is in the pre-revenue stage of development.

The Team

Officers and Directors

Name: Lyn Yaffe, M.D.

Lyn Yaffe, M.D.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, Chairman and CEO

Dates of Service: August 29, 2016 - Present
Responsibilities: Lyn is responsible for leadership, management, financial, and general operations of EPR-Technologies, particularly including EPR product development, strategic R&D, clinical trials, and future directions. Currently, Lyn is unsalaried but owns 40 million shares in the company, plus 8 million shares jointly with Stezoski and Wu. If $1.07M is raised, then Lyn will receive a maximum salary of $75K per year. Benchmarks include submission of 4 of the 6 patents-in-preparation during the first 4-6 months, and completion of initial EPR product submissions to the FDA for approvals, initial sales and marketing of products to major U.S. trauma centers, and tangible progress on 2nd generation EPR products.

- **Position:** Acting Secretary/Treasurer
  Dates of Service: August 29, 2016 - Present
  Responsibilities: Submitting all annual reports, tax forms, and managing finances of the company

Name: Thomas Hardiman

Thomas Hardiman's current primary role is with Independent Contractor/Consultant for City of Stamford, Connecticut. Thomas Hardiman currently services 15-20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Executive Vice President and Member of the Board of Directors
  Dates of Service: August 29, 2016 - Present
  Responsibilities: Thomas is a voting Board Member on all Board Decisions. Also, Thomas is responsible for identifying and pursuing funding opportunities for EPR-Technologies, and planning for marketing and sales in the U.S. and globally once products are FDA approved for EPR applications and use. Currently, Thomas is unsalaried by EPR-Technologies and owns 1,000,000 Common Shares (1.4% of outstanding Common Shares) and 980,000 Preferred Shares (1.6% of outstanding Preferred Shares).

Other business experience in the past three years:

- **Employer:** Independent Contractor/Consultant for City of Stamford, Connecticut
  Title: Independent Contractor/Consultant for Facilities Department, City of Stamford, CT
  Dates of Service: January 15, 2019 - Present
  Responsibilities: Management of Facilities Operations and Needs

Name: Xianren Wu, M.D.

Xianren Wu, M.D.'s current primary role is with Geisinger Medical Center, Danville, Pennsylvania. Xianren Wu, M.D. currently services Works on an as needed basis only (on average, approximately .4 hours per week) hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder and Member of the Board of Directors
  Dates of Service: August 29, 2016 - Present
  Responsibilities: Voting Board Member on all Board Decisions. Xianren is currently uncompensated for his role but owns 40 million shares in the company, plus 8 million shares jointly with Yaffe and Stezoski.

- **Position:** Scientific Advisor
  Dates of Service: August 29, 2016 - Present
  Responsibilities: Provides Scientific Expertise in Profound Hypothermia

Other business experience in the past three years:

- **Employer:** Geisinger Medical Center, Danville, Pennsylvania
  Title: Trauma Anesthesiologist
  Dates of Service: January 15, 2005 - Present
  Responsibilities: Active Trauma Anesthesiologist during surgical procedures

Name: Brad Stezoski

Brad Stezoski's current primary role is with UPMC Presbyterian Shadyside. Brad Stezoski currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Member of the Board of Directors
  Dates of Service: July 09, 2019 - Present
  Responsibilities: Voting rights as Member of the Board of Directors for all board decisions. Brad is currently uncompensated for his role.

Other business experience in the past three years:

- **Employer:** UPMC Presbyterian Shadyside
  Title: System Analyst - Technical Pro
  Dates of Service: December 19, 2010 - Present
  Responsibilities: Lead developer of SharePoint sites for all administrative medical departments at University of Pittsburgh Medical Center

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these

securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Preferred Stock in the amount of up to $463,744 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Additional Preferred Stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of the new Preferred Stock could be more advantageous to those investors than to the holders of Common Stock or Preferred Stock. In addition, if we need to raise more equity capital from the sale of Preferred Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current

business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational EPR-Technologies approved product line or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our EPR-Technologies approved product line. Delays or cost overruns in the development of our EPR-Technologies approved product line and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The equity that an investor is buying has no voting rights attached to them. This

means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough Preferred Stock in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
Currently, EPR-Technologies has no competition known to us. But there can be no assurance that competitors in the future will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will

intensify if we are successful.

We are an early stage company and have not yet generated any profits
EPR-Technologies, Inc., was incorporated in the State of Arizona on August 24, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. EPR-Technologies has not incurred any net loss and has had no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that EPR-Technologies capabilities, products, and services are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent

competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company’s performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers’ operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company plans to file patent applications, which might be vulnerable.

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs

associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Lyn Yaffe, M.D.	20,000,000	Common Stock	28.99%
Lyn Yaffe, M.D.	20,000,000	Preferred Stock	
Xianren Wu, M.D.	20,000,000	Common Stock	28.99%
Xianren Wu, M.D.	20,000,000	Preferred Stock	
Cheryl Stezoski	20,000,000	Common Stock	28.99%
Cheryl Stezoski	20,000,000	Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 927,488 of Preferred Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 69,000,000 outstanding.

Voting Rights

1 vote per 1 share

Material Rights

There are no material rights associated with Common Stock.

Preferred Stock

The amount of security authorized is 100,000,000 with a total of 61,179,000 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of Preferred Stock of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 69,000,000

Use of proceeds: Shares awarded to employees, founders, family
Date: August 29, 2016
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 61,000,000
  Use of proceeds: Share awarded to employees, founders, family
  Date: August 29, 2016
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $71,256.00
  Number of Securities Sold: 179,000
  Use of proceeds: Prepare patents, develop technology
  Date: June 30, 2022
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

EPR-Technologies currently has no revenue, no cost of goods sold, no gross nor net profits, and no significant expenses of any kind since it was incorporated. The Company believes that it can continue to operate without revenues for a very extended period of time. During EPR-Technologies' no expenses and no revenue period, the Company awaits the completion of the EPR clinical trial and an initial successful campaign launch for raised funds to (1) move our patents-in-preparation to completion and submission, (2) complete FDA submission and approvals for our key initial prototype products to induce EPR rapid profound hypothermia, and (3) begin

marketing and sales to trauma centers and hospitals.

Foreseeable major expenses based on projections:

EPR-Technologies has no major expenses until funds are raised for the Company to complete patents-in-preparation, move prototype products through FDA submissions and approval, and begin marketing and sale of initial key EPR products.

Future operational challenges:

Future operational challenges will be providing adequate education and training opportunities for trauma surgeons and emergency room physicians to implement EPR rapid profound hypothermia at their medical institutions and facilities. This will be accomplished with an adequate capital raise but also offset by charging medical staff and institutions for training as is currently done for many medical education and training requirements.

A second operational challenge will be to have the general public properly understand that EPR rapid profound hypothermia is meant to provide one more opportunity at resuscitation when CPR fails, and that like CPR, EPR it not guaranteed for success in all medical cases. Also, to understand that profound hypothermia followed by resuscitation is not "resurrection", but just 3+ hours of tolerance to ischemia for one more chance at survival.

Future challenges related to capital resources:

The challenge for capital resources is to have adequate capital raises through crowdfunding or other means, in order to sustain our initial goals without knowing the exact length of time for FDA product approval and adequate medical staff training opportunities and completions. While it is anticipated that the FDA will move quickly to approve EPR related products and procedures once submitted, this time course period remains somewhat uncertain. Perhaps 6 months maximum would be a reasonable estimate. Adequate education and training throughout the U.S. could take up to a year following FDA approval but could be done more rapidly depending on funds available to EPR for course materials, trainers, and number of training teams.

Future milestones and events:

We believe EPR's rapid profound hypothermia is a revolutionary step in resuscitation capabilities. The highly anticipated success of the clinical trial will catapult EPR procedures into public view more than ever before. The immediate milestone and event that will impact the company will be its ability to move quickly to provide the training, equipment, and disposable products when all major medical facilities are eager to have the availability of EPR technologies to save lives when CPR fails. This will be very positive financially for the Company, but the Company must be ready to meet the needs of medical institutions by adequate capital investment now to provide the essential training capabilities and products.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The only capital resources currently available to the company are those funds thus far disbursed to the company from our first StartEngine campaign raise. The first campaign page shows $71,256.00 raised and thus far $56,774.66 in total has been disbursed. There are no other capital resources currently available apart from the StartEngine campaign. Currently, the company's monthly burn rate is $5,000 per month for the next 3 months only in order to support crowdfunding and angel investor outreach via our contract with Kiwi-Tech., Then the burn rate drops to $1,500 per month approximately for follow-on outreach until success from our new campaign occurs and more funds are disbursed. Hopefully, at that point, the burn rate will again rise to $5,000 per month approximately as planned to meet our planned patent, product, and FDA approval goals. Until the company reaches a raise in the neighborhood of $1M, no company principals will be salaried. And in the foreseeable future, once significant crowdfunding and angel investments are received, the principals will only be paid 5% of the raise annually, thereby minimally effecting our burn rate. Our planned burn rate will always focus on EPR patent and roduct goals.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Currently, raised funds through the StartEngine crowdfunding campaign are the initially planned source of financial resources. These financial resources will be exclusively used to raise additional investments for company-planned operations and the launch of our products. There are no other capital resources currently available.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Crowdfunding campaign funds have been and will continue to be very helpful to the viability of the company at this point in time as the company seeks to raise additional investments. All funds currently available to move forward will be from the crowdfunding campaign, it will comprise 100% of the company's funds at that point in time.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our current expenses and operating costs are essentially based on our first campaign raise and are limited currently to a maximum of $71,256.00, with $56,798.66 being the

current total of disbursed funds. If minimum campaign funds are raised in our next StartEngine campaign, then the company will continue to operate as currently, seeking other funds to move forward, and awaiting completion of the EPR clinical trial.

How long will you be able to operate the company if you raise your maximum funding goal?

With a fully successful campaign raise (based on a $463,744 maximum raise) following the second campaign launch, that will permit the company to move its product line and services forward to completion for sales and marketing, pending FDA approval of the completed clinical trial for a maximum of 12 months before additional funds from added capital raises or the sale of products will be necessary.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, there are no additional future sources of capital available, although contacts with high-value investors and investment groups have been made because of the visibility of our first campaign, and the company is aggressively pursuing these opportunities, following all StartEngine requirements and notifications.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $65,089,500.00

Valuation Details:

An independent valuation modeling of EPR-Technologies, Inc., was performed by Steven L. Werkheiser, Sr., an experienced financial planning and analysis expert.

The valuation modeling used a probabilistic approach to looking at the potential return from the project. With EPR-Technologies, Inc., four (4) key variables were used in factoring in the range of outcomes for the project. The first variable was the percent of disposable product revenue. The range used was 75% at the low end and 400% at the high end. This was driven by the capture rate used in the model. The capture rate

could be 50% less than predicted to an increase of 300%. The second variable was the number EPR product units to be used. The range was a decrease of 25% to an increase of 200% from the baseline capture forecasts. This was driven partly by the number of EPR product units in each hospital with the range used of 3.75 to 20 with the baseline of 5. The third variable was the EPR training revenue. The range was from a decrease of 25% to an increase of 100%. This will be driven partly by the increase in EPR units in the hospitals that will increase the number of people trained to use the equipment and the potential increase of paramedic and ambulance operators trained. The fourth variable was the range for the cost of goods sold. This could vary from 40% of sales to 60% of sales with 50% as the baseline.

The overall range for the EPR project was a return of -$7.31 million at the absolute low end to a high of $298.63 million at the high end. The mean for the project is $83.2 million (a 555% return) and the median is $66.4 million (a 442% return). The project gets to a 159% ($23.8 million) return at the 10% range of the outcomes. This means that you have only a 10% chance of going below that outcome and a 90% chance of doing better. At the high end, the outcome of $298.6 yields a return that is 1990%. The point estimate for the most likely outcome is $93.4 million (a 622% return).

To recap, the most likely mean valuation for EPR-Technologies is $93.4 million. Then for the pre-market value for all common and preferred shares, using a more conservative percentage of mean valuation outcome, say 70% of $93.4 million, or $65,089,500, divided by the issued shares of 130,179,000, gives a share price of $0.50 per share.

The pre-money valuation has been calculated on a fully diluted basis.

In making this calculation, we have assumed all preferred stock is converted to common stock.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Platform Fees*
  94.5%
  StartEngine Platform Fees

If we raise the over allotment amount of $463,744.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*

13.45%
Provides information on EPR products, profound hypothermia induction, and training materials and classes to trauma surgeons, emergency room staff, paramedics, and military physicians and surgeons. This is achieved through medical specialty conferences, presentations, publications, web materials, and our medical science liaison personnel to bring full awareness of EPR directly to the emergency medicine field, particularly focused on trauma surgeons initially, then the military, emergency room staffs, and paramedics. Also, eventually, public knowledge of EPR use is essential through internet, TV, and commercial presentations and ads to make the public aware of EPR's goal for a chance at survival when CPR fails.

- *Research & Development*
  16.41%
  Research and Development funds will be used to finalize and prototype 2nd generation EPR products to make rapid profound hypothermia easier to induce when CPR fails by engineering as much automation and monitoring in the EPR products as possible.

- *Company Employment*
  15.14%
  Initially, EPR-Technologies will employ an EPR-knowledgeable, minimum number of employees to perform key and essential duties to make the EPR products available for marketing, sales, and distribution. Probably, three (3) key individuals needed.

- *Working Capital*
  5.14%
  Includes standard working capital items such as office space, utilities, phones, and internet. Office space and other office equipment will be available at planned small/startup business spaces made available at minimum costs via State and local business incubator offices.

- *Inventory*
  4.67%
  Initial inventory will include basic and essential EPR product raw materials and components, manufacturing operating supplies, and EPR completed products. The initial inventory will be kept small based on available funds, but adequate to meet initial trauma center demands.

- *Manufacturing*
  29.31%
  These manufacturing funds will be used to purchase raw materials to produce EPR products and training materials. The initial product runs will be focused on leading trauma centers and medical emergency trauma surgeon influencers who will help make EPR the standard of care when CPR fails.

- *Patents and Legal*

8.88%
These funds will be used to complete several patents-in-preparation for U.S. submission, as well as for protection in essential European and Asian markets.

- *StartEngine Platform Fees*
  1.5%
  StartEngine Platform Fees

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.epr-technology.com/ (https://www.epr-technology.com/the-company).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/epr-technologies

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR EPR-Technologies, Inc.

[See attached]

EPR-Technologies, Inc. (the "Company") an Arizona Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
EPR-Technologies, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
January 31, 2022

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	24	39
Total Current Assets	24	39
TOTAL ASSETS	24	39
EQUITY		
Additional Paid in Capital	344	314
Accumulated Deficit	(320)	(275)
Total Equity	24	39
TOTAL LIABILITIES AND EQUITY	24	39

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	-	-
Cost of Sales	-	-
Gross Profit	-	-
Operating Expenses		
General and Administrative	45	45
Total Operating Expenses	45	45
Operating Income (loss)	(45)	(45)
Provision for Income Tax	-	-
Net Income (loss)	(45)	(45)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(45)	(45)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-	-
Net Cash provided by (used in) Operating Activities	(45)	(45)
FINANCING ACTIVITIES		
Additional Paid in Capital	30	-
Net Cash provided by (used in) Financing Activities	30	-
Cash at the beginning of period	39	84
Net Cash increase (decrease) for period	(15)	(45)
Cash at end of period	24	39

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/20	69,000,000	-	61,000,000	-	314	(230)	84
Additional Paid in Capital	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	(45)	(45)
Ending Balance 12/31/2020	69,000,000	-	61,000,000	-	314	(275)	39
Additional Paid in Capital	-	-	-	-	30	-	30
Net Income (Loss)	-	-	-	-	-	(45)	(45)
Ending Balance 12/31/2021	69,000,000	-	61,000,000	-	344	(320)	24

EPR Technologies, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

EPR-Technologies, Inc. ("the Company") was formed in Arizona on August 24th, 2016. It is a biomedical company leading advances in emergency medicine to save lives when cardiopulmonary resuscitation (CPR) fails. The Company provides a critical opportunity to save the life of a loved one with emergency preservation and resuscitation (EPR) when CPR procedures are unable to resuscitate the individual. The Company's proprietary techniques and products will be used in serious trauma cases, like auto accidents and shootings, sudden cardiac arrest, and other medical emergencies when CPR fails, by administering rapid profound hypothermia. EPR induces a state in which no oxygen delivery is required for 3+ hours, buying time for transport to a hospital followed by immediate surgical repairs and medical interventions. While in this state and during surgical repairs, there is no heartbeat, no respiration, and no brain activity, and then after essential surgical repairs, the patient is rewarmed and resuscitated. EPR will provide the next revolutionary resuscitation step in saving lives too precious to be lost.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company does not have any equity-based compensation plans.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

No debt.

NOTE 6 – EQUITY

The Company has authorized 100,000,000 shares of Common Stock with a par value of $5.00 per share. 69,000,000 shares were issued and outstanding as of 2020 and 2021.

The Company has authorized 100,000,000 shares of Preferred Stock with a par value of $5.00 per share. 61,000,000 shares were issued and outstanding as of 2020 and 2021.

Common Shareholders are entitled to one vote per share. Preferred Shareholders have liquidation preference and cannot vote.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 31, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these

consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EPR-Technologies

A Cool Way To Save Lives

EPR TECHNOLOGIES
Cooling the body to save lives

Website | Gaithersburg, MD | BIOTECHNOLOGY | HEALTH TECH

$0.00 raised

$71,256 previously crowdfunded

0 Investors	**$65.1M** Valuation
$0.50 Price per Share	**$400.00** Min. Investment
Preferred Shares Offered	**Equity** Offering Type
$464K Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

EPR-Technologies is a biomedical company seeking to lead advances in emergency medicine to save lives in serious trauma cases and sudden cardiac arrest when cardiopulmonary resuscitation (CPR) fails. Serious trauma is one of the leading causes of death in people under age 45. We believe the potential market is huge and EPR is positioned to capture a very significant share of the rapid market growth following Food and Drug Administration (FDA) final approval of ongoing Emergency Preservation and Resuscitation (EPR) clinical trials. EPR can be used to induce rapid profound hypothermia, a state in which no oxygen delivery is required for 3+ hours, buying life-saving time for transport to a hospital followed by immediate surgical repairs and medical interventions. We believe EPR is the next revolutionary resuscitation step in saving the lives of loved ones too precious to be lost. EPR is in the pre-revenue stage of development and the Company's products are not available to the general public.

Overview | Team | Terms | Updates | Comments | Follow

Since our last raise...
1
Our visibility on StartEngine and outreach has identified several high-value investment groups interested in EPR-Technologies, located both in the U.S. and overseas.

Reasons to Invest

- EPR-Technologies is seeking to introduce a new standard of emergency care by offering one more chance at survival via EPR induction, if and when CPR fails.

- According to our industry research, the EPR clinical trial is currently the only FDA-approved clinical trial for rapid profound hypothermia following the success of large animal EPR experiments.

- The Emergency Medicine industry's use of therapeutic hypothermia and temperature management has grown in recent years, but our company appears to be the first and only company poised to deliver rapid profound hypothermia as a viable treatment option when CPR fails; and as a result, even in difficult economic times, EPR-Technologies' business model will still provide recurring and residual income.

OVERVIEW

A Life-Saving New Approach to Resuscitation

We seek to provide hope to those who are dying from severe trauma

EPR is attempting to provide an opportunity to save the life of a loved one when CPR procedures fail by inducing rapid profound hypothermia. Our proprietary techniques and products are planned to be used in serious trauma cases, such as auto accidents, shootings, sudden cardiac arrest, and other medical emergencies.

The goal of EPR is to provide an emergency preservation period of approximately 3+ hours to buy critical time for transport to an emergency room or trauma center, and then immediate medical/surgical interventions and repairs, followed by delayed resuscitation. EPR can provide a period of tolerance to ischemia (that is, a lack of, or need for, oxygen), thereby preventing cell death even when there is no heartbeat, no breathing, and no brain function.

We believe
Rapid Profound Hypothermia
is Game-Changing,
Disruptive Technology
for Emergency Medicine
and Resuscitation
EPR Gives Hope for
Saving Lives
Too Precious to be Lost

By inducing a state in which no oxygen delivery is required for 3+ hours, EPR enables transport to a hospital followed by immediate surgical repairs and medical interventions. After essential surgical repairs, the patient is rewarmed and resuscitated.

AMBULANCE
EPR is the next step in saving lives

EPR-Technologies, Emergency Preservation and Resuscitation (EPR), rapid profound hypothermia, and the ongoing clinical trial at the R. Adams Cowley Shock Trauma Center at the University of Maryland are well known in the medical trauma and emergency medicine communities. The lead trauma surgeon for the clinical trial, Dr. Samuel Tisherman, M.D., at Maryland Shock Trauma recently gave a “TEDx” talk about EPR.

TEDx
A Cool Way To Save Dying Trauma Patients | Samuel T...
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Our company’s products are in final prototyping stages, and we await completion of the EPR clinical trial to put FDA-approved EPR products and training materials on the market.

EPR-Technologies is dedicated to the memory and vision of Dr. Peter Safar, “the father of cardiopulmonary resuscitation” (Source), for pioneering the idea of rapid profound hypothermia to advance emergency medical resuscitation capabilities in order “*to save hearts and brains too good to die*”.

Hitting Our Target Milestones
➢ Successful Large Animal R&D Studies Done
➢ Clinical Trials On-Going at MD Shock Trauma
➢ US Army Funded Animal R&D + Trials ~$18M
➢ Product Manufacturers Identified
➢ On-Going Press and Podcast Coverage

THE PROBLEM

Too Many Lives Are Lost Annually Due to Failed CPR Attempts

The numbers for CPR success remain limited, at about 12% for out-of-hospital use and 24%-40% in-hospital (Source). For serious trauma leading to cardiac arrest, CPR only has a success rate of 5% at best (Source).

CPR is of particularly limited value to those victims whose cardiac arrest is a result of exsanguination (massive loss of blood) or sudden cardiac arrest (SCA).

This is because the required surgery for quickly controlling massive blood loss cannot be performed in the field or even in trauma centers without sufficient time, so the victims generally die before they are transported to the nearest medical facility or before they receive definitive life-saving care.

Currently, if CPR doesn’t work, there is no alternative

Similarly, the underlying causes leading to sudden cardiac arrest may not be easily reversed by CPR and defibrillation. Time is needed for a definitive intervention. Currently, if CPR doesn’t work immediately, there is no adequate alternative besides death. Our goal is to change that and provide another option for survival.

Problem: Trauma victims might be saved if medical teams had more time
Solution: EPR adds up to 3+ hours for transport of victims to medical centers and surgery followed by delayed resuscitation

THE SOLUTION

Providing an Opportunity to Survive Failed CPR

EPR can provide the technology for immediate and targeted intervention that can isolate the heart, brain, and other vital organs to impose a state of clinical preservation, providing time for transport of the patient to a trauma center with specialized acute care and advanced medical/surgical intervention capabilities.

EPR saves lives
EPR is a revolutionary opportunity for survival for victims who are currently unrecoverable following:
Trauma and cardiac arrest
SCA unresponsive to defibrillation
Massive stroke
Other medical conditions

We believe EPR is a revolutionary opportunity for survival for victims who are currently unrecoverable following:

1. Trauma and exsanguination cardiac arrest
2. SCA unresponsive to defibrillation
3. Massive stroke
4. Other medical conditions that require medical/surgical interventions

How EPR Saves Lives

Body Cooling - The EPR-CAT Study
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We believe EPR represents a revolutionary opportunity for survival among victims when CPR fails following trauma and exsanguination cardiac arrest, sudden cardiac arrest (SCA) unresponsive to defibrillation, massive stroke, and other conditions requiring extended time for medical/surgical interventions.

The procedure for inducing emergency preservation for up to 3+ hours requires cooling the patient within about 7 minutes after cardiopulmonary arrest or cessation of CPR. This rapid profound hyperthermia cooling is achieved by flushing the patient's vasculature with a cold-flush solution at a temperature of approximately 1°C-2°C (33.8°F-35.6°F). The cold-flush solution is typically introduced through the patient's major arteries, such as the aorta. The patient is then cooled to a tympanic membrane temperature of about 7°C-10°C (44.6°F-50°F) in less than 10-12 minutes.

HYPOTHERMIA	Celsius	Fahrenheit
Mild	33°C – 36°C	91.4°F – 96.8°F
Moderate	26°C – 32°C	78.8°F – 89.6°F
Deep	16°C – 25°C	60.8°F – 77.0°F
Profound	5°C – 15°C	41.0°F – 59.0°F
Ultra-Profound	0°C – 4°C	32.0°F – 39.2°F

The EPR process isolates the heart, brain, and other vital organs to impose a state of clinical preservation for the critical period of approximately 3+ hours. The patient is then transported during this 3+ hour period so they can receive acute care at a hospital, including surgical repairs and medical interventions that they would not have had the opportunity to receive without EPR.

EPR Life-Saving Emergency Sequence
Trauma Heart Attack
Massive Bleeding Cardiac Arrest
CPR
Successful Resuscitation
Failed CPR
EPR
Buy time for transport & surgery
Death
Delayed Resuscitation via Cardiopulmonary Bypass + ICU Care

The patient is ultimately resuscitated by the re-introduction of blood bank donor blood, using cardiopulmonary bypass (CPB), followed by rewarming. The patient ideally is rewarmed and resuscitated within 3+ hours or less from the time of initiation of emergency preservation and rapid profound hypothermia.

The company plans to follow a business model somewhat similar to the introduction of Automatic External Defibrillators (AEDs) decades ago, when AEDs added one more chance to get the heart started when chest compressions and mouth-to-mouth breathing were inadequate. The use of AEDs quickly became the emergency standard of care, and we hope to replicate that success.

We believe what makes EPR unique and revolutionary is the extended, 3+ hour period of emergency preservation for transport to a hospital for surgical repairs followed by delayed resuscitation.

For the first time, resuscitation doesn't require immediate success.

THE MARKET

Pioneering an Industry to Meet Market Needs

Approximately 2,000 people per day die from traumatic exsanguination, cardiac arrest or sudden cardiac arrest despite receiving CPR.
That's 83

As the numbers indicate in the graphic above, approximately 2,000 people per day tragically die from traumatic exsanguination cardiac arrest or sudden cardiac arrest despite receiving CPR. And that breaks out to approximately 83 victims per hour: one victim of non-traumatic cardiac arrest every minute and one victim of trauma every three-to-four minutes. (Source, Source)

According to our industry research, EPR-Technologies has taken the leadership role in bringing EPR to market and developing a new standard of care that hasn't previously been available. The primary markets we plan to target include Level I Trauma Hospitals, Level II through Level V Hospitals, Emergency Rooms, ICUs, Patient Floors, Ambulances, and military combat casualty care needs.

Massive Market
Potential $18 Billion Global Market
Rapid Market Penetration and Growth Potential
Currently No Competitors to EPR based on Industry Research

Emergency Medicine is already demonstrating trends towards investing in cooling equipment related to mild hypothermia treatments, which is cooling but dramatically different from rapid profound hypothermia in target temperature, equipment needs, and goals. Therapeutic Hypothermia and Temperature Management markets are increasing each year as these exciting new technologies are adopted.

Meanwhile, the Automated External Defibrillator (AED) market is also rapidly expanding. We believe both of these trends demonstrate interest in EPR technology because it is a similar investment in life-saving equipment, disposables, and training for when CPR fails.

OUR TRACTION

Successful Trials, R&D Support, and Proprietary Technology

For the past 15+ years, the Safar Center for Resuscitation Research at the University of Pittsburgh has **successfully pursued large animal studies** in which the use of rapid aortic cold flush to induce emergency preservation (EP) was followed by delayed resuscitation and full recoveries of the animals.

These revolutionary studies have formed the basis of the emergency preservation and resuscitation (EPR) technology for our planned, patented product line of disposable EPR-Kits, EPR Cold Flush Solutions with additives, and EPR equipment for both emergency in-hospital and field use.

An **FDA-approved clinical trial** is currently underway at Maryland Shock Trauma at the University of Maryland, Baltimore, MD. Maryland Shock Trauma is a nationally recognized Level I trauma center pioneering designs, facilities, and capabilities for rapid trauma care with a strong interest in advanced resuscitation techniques like EPR.

The **U.S. Army Medical Research and Development Command** has always been a very strong supporter of innovative resuscitation techniques to save combat casualties suffering massive hemorrhage and cardiac arrest on the battlefield. The Army was the first to realize the importance of EPR and supplied early R&D funding as well as current support for the EPR clinical trial.

EPR-Technologies has several key patents-in-preparation which will be completed and submitted in the US. and foreign countries using money from this raise.

The initial six patents-in preparation include:

1. Specific EPR Induction Kit
2. Novel Aortic Access Catheter
3. Specifically Configured Hospital Refrigerator-Pump
4. Unique Guided Transthoracic Catheter
5. Ambulance Portable Refrigerator-Pump System
6. Oxygen Carrying Additive for EPR Induction Vascular Patency

WHY INVEST

Creating a New Emergency Medicine Standard of Care

Our goal is to become the next emergency lifesaving "Standard of Care" procedure following failure of CPR on any victim.

EPR-Technologies will continue to push the boundaries of emergency preservation and resuscitation in order to create a new life-saving "Standard of Care" in emergency medical responses.

The Company has engaged in preliminary verbal discussions with medical device manufacturers interested in EPR's specialized catheters and refrigerator/pump/monitoring systems for rapid profound hypothermia. No agreements with these potential manufacturers have been finalized as yet.

In the future, we see this leading to a successful revenue stream, growing each year, with 2nd and 3rd generation products enabling EPR-Technologies to remain a research and revenue leader in the sub-niche of emergency preservation and delayed resuscitation.

Besides the most important goal of saving lives, EPR-Technologies can benefit from being first in the medical emergency marketplace with a new innovative technique and customized products. We believe this presents an excellent opportunity to dominate the branding and market space, generate strong revenues, and create the potential for long-term growth.

EPR Recurring and Residual Income Model
▪ Catheter Kits – Disposables
▪ Cold Energy Flush Solutions – Disposables
▪ Refrigerator & Pump with Smart Monitoring
▪ Education, Training, and Certifications
▪ 2nd Generation Semi-Automated Products

With promising technology, patents soon to be filed, and a clinical trial underway, we believe we are well on our way to achieving this vision.

Join us as we seek to create a revolutionary new approach to resuscitation and help save lives that might otherwise be lost!

Meet Our Team

Lyn Yaffe, M.D.

Co-Founder, Chairman, CEO, and Acting Secretary/Treasurer

Lyn Yaffe, M.D., EPR-Technologies, Inc., Co-Founder, Chairman, and CEO, was instrumental to the development of the concept of EPR during the research and development work at the Safar Center of Resuscitation Research, University of Pittsburgh, School of Medicine. Lyn has been dedicated to the concept and knowledgeable with regard to its emergency life-saving utility and potential applications in the field of resuscitation. Given the complexities of the EPR procedure and the demanding setting in which it will be used, these points take on special importance in this regard. Lyn and his team are therefore the best group to bring EPR forward successful development and product commercialization. Lyn completed undergraduate education at the Johns Hopkins University, School of Arts and Sciences, majoring in biophysics, in 1968. He received his M.D. degree at the University of Maryland, School of Medicine, in 1972, and completed pathology and research post-graduate training at Columbia University, New York, NY, with additional molecular biology research experience at the Roche Institute of Molecular Biology, in 1978. In the past decade, Lyn has been actively involved in research and development programs related to (1) patient/casualty monitoring strategies, (2) emergency hypothermia and rapid cooling techniques for point-of-injury care to induce ultra-profound cooling and suspended animation (EPR), and (3) semi-automated to automated, rapid vessel access techniques for therapeutic hypothermia, and a range of automated needle/catheter guidance and placement technologies.

Thomas Hardiman

Executive Vice President and Member of the Board of Directors

Thomas Hardiman serves as EPR Technologies' Executive Vice President for Financing, Continuing Medical Education, and Training, while also currently handling EPR Technologies' recruiting and sales plans. Tom's experience includes 20-plus years commercial and government strategic marketing expertise in the medical device, pharmaceutical recall/returns, and medical personnel recruitment. Previously, as Vice President of Cine-Med, an AMA-accredited Education, Medical Communications, Marketing and Surgical Cinematography firm, Tom sourced, serviced, and supported unprecedented accredited and non-accredited commercial-Federal contracts. Tom currently works with industry contacts within the American Trauma Society, the American College of Surgeons, the Royal College of Surgeons, the Association of Operating Room Nurses, the United States Department of Defense, the Coalition Provisional Authority, the Iraqi Ministry of Health, the Department of Health and Human Services, and all branded and generic pharmaceutical manufacturers. Tom is an independent contractor with the City of Stamford and spends 20 hours/week working with EPR-Technologies. Utilizing his experience as a four-year Letterman and starting quarterback for Western Connecticut State University (WCSU), Tom has coached football, baseball and basketball for Fairfield, Connecticut Youth Sports and Wakeman Boys and Girls club for 10 years. He has also served as a Board Member for the WCSU Alumni Association as well as the Nationally Ranked Fairfield American Little League Baseball and Pop Warner Youth football programs. In his free time, Tom enjoys fishing, golfing, traveling, and spending time with his friends and family.

Xianren Wu, M.D.

Co-Founder, Member of the Board of Directors, and Scientific Advisor

Xianren Wu, M.D., EPR-Technologies, Inc., Co-Founder and Board Member, Xianren Wu graduated from the Second Military Medical University in Shanghai in 1986, earned his Master of Medicine in 1989 after completion of a three-year, research-oriented program, and was trained in clinical anesthesiology. He was an anesthesiologist in Shanghai for 7 years. Since 1996, he was a full-time researcher in resuscitation medicine, working as a research fellow in Basel, Switzerland, for 3½ years and 6 years at the Safar Center for Resuscitation Research, University of Pittsburgh. His research focused on CPR, hemorrhagic shock and emergency preservation and resuscitation (EPR) technologies. Dr. Wu is currently a trauma anesthesiologist at the Geisinger Medical Center in Danville, PA. Dr. Wu's role in EPR-Technologies, Inc. is a senior, co-founding, Scientific Advisor, in compliance with the rules and regulations of the Geisinger Medical Center.

Mr. Wu's primary occupation is with the Geisinger Medical Center. He currently serves on an as-needed basis in his role with EPR-Technologies, Inc.

Brad Stezoski

Member of the Board of Directors

Brad Stezoski is a Board Member of EPR-Technologies. Brad received a Bachelor of Arts, Studio Arts, Degree from the University of Pittsburgh. He has experience in media, photography, and website design for the University of Pittsburgh Medical Center (UPMC), Department of Anesthesiology. Currently, Brad is with UPMC IT as an analyst, developer and support expert for administrative business web technologies for medical, community practice, education, and research-based Intranet sites, and is the Lead Developer of SharePoint sites for all administrative medical departments at UPMC.

Mr. Stezoski's primary occupation is with UPMC Presbyterian Shadyside. He is the son of one of the original co-founders, William Stezoski, and represents the Stezoski Family on the Board of Directors. He currently serves 1-2 hours per week in his role with EPR-Technologies, Inc.

Offering Summary

Company	EPR-Technologies, Inc.
Corporate Address	23041 Wild Hunt Drive, Gaithersburg, MD 20882
Offering Minimum	$10,000.00
Offering Maximum	$463,744.00
Minimum Investment Amount (per investor)	$400.00

Terms

Offering Type : Equity

Security Name : Preferred Stock

Minimum Number of Shares Offered : 20,000

Maximum Number of Shares Offered : 927,488

Price per Share : $0.50

Pre-Money Valuation : $65,089,500.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest in the first 7 days and receive an additional 25% bonus shares.

Super Early Birds

Invest in the next 7 days and receive an additional 20% bonus shares.

Early Birds

Invest in the next 7 days and receive an additional 15% bonus shares.

Amount-Based:

$1,000+ | Tier 1

Receive 10% bonus shares

$5,000+ | Tier 2

Receive 20% bonus shares

$10,000+ | Tier 3

Receive 40% bonus shares

Loyalty Bonus

EPR-Technologies will offer a Loyalty Bonus of 25% to previous investors.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

EPR-Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $0.50 / share, you will receive 110 shares of Preferred Stock, meaning you'll own 110 shares for $50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the 25% Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hello, my name is Lyn Yaffe, and I am the Co-Founder. Chairman, and CEO of EPR-Technologies.

(A text disclaimer at introduction of video event scenarios will appear on screen saying: "These scenarios are fictional but based on typical medical events")

Imagine you or a loved one is in a serious auto accident. You're severely traumatized, you're bleeding heavily, the paramedics arrive, the loss of blood is massive, the paramedics administer IV fluids, but to no avail, you go into cardiac arrest. CPR, cardiopulmonary resuscitation, chest compression and mouth-to-mouth breathing, is started. Defibrillation is done, repeatedly, but the paramedics cannot get your heart started. You're pronounced dead.

(As the video images and clips appear a text disclaimer will say: "The depicted scenarios are potential future possible uses for EPR products and procedures, and do not indicate previous instances where EPR products and procedures have actually been deployed.")

Or imagine, there's a mass casualty event, you're wounded and bleeding massively, you go into cardiac arrest. In the chaos, bystanders begin CPR, the paramedics arrive, but continued CPR and defibrillation cannot get your heart restarted. You're pronounced dead at the scene.

Similarly for a severely injured combat casualty, bleeding to the point of cardiac arrest, no time for adequate delivery of replacement whole blood and successful CPR because of the massive blood loss. You're pronounced killed in action.

Or, for example, you suffer sudden cardiac arrest due to a cardiac arrhythmia from coronary artery disease. Again, bystanders start CPR, but even paramedics cannot get your heart restarted. You're pronounced dead.

These scenarios illustrate the tragic fact that when CPR fails, as it does in the majority of serious trauma and sudden cardiac arrest victims, you're dead because currently we believe there are no adequate alternatives, next procedures, or techniques to buy time to save that life.

Unrecoverable trauma victims, aside from the death of a loved one, is responsible for an enormous loss of potential economic productivity, in the tens of billions annually, more than heart disease in general, diabetes, and cancer combined. (References will be cited on screen.)

Severe trauma could strike anyone of us, anytime, anywhere. And sudden cardiac arrest could be the result of undiagnosed cardiac disease that only first manifests as an unrecoverable cardiac arrest event.

Now what EPR technology is designed to do, is provide one more chance for life when CPR fails by inducing rapid profound hypothermia, a delay in resuscitation, buying time for transport to a trauma center and definitive care.

This approach and capability were developed at the Safar Center for Resuscitation Research, University of Pittsburgh, by Dr. Peter Safar, who is considered the father of cardiopulmonary

resuscitation. He died in 2003, but the research and development in EPR has continued to the present funded by the U.S. military.

EPR-Technologies was formed then with co-founders who were mentored by Peter Safar, and the company feels it has the knowledge and experience necessary to make EPR, rapid profound hypothermia, a reality and commercial success. A human clinical trial has been approved by the Food and Drug Administration, the FDA and is ongoing at Maryland Shock Trauma in Baltimore.

EPR induction techniques and products are designed to rapidly cool one's vital organs and then the entire body down to 10 degrees Celsius, 50 degrees Fahrenheit, at which profound hypothermic temperature, the brain and body require no oxygen for 3 hours, buying time for transport and surgical repairs, followed by resuscitation.

The EPR procedures have worked very well in large animal studies, and these results have provided the FDA with the basis necessary basis for a human clinical trial. Early results in the most severely traumatized individuals have demonstrated that rapid profound hypothermia works, and delayed resuscitation can give a victim a chance at survival when CPR fails.

EPR stands for Emergency Preservation and Resuscitation, and following failed CPR, has the potential to provide a trauma or cardiac arrest victim an alternative to failed CPR, and a chance at survival.

Based on our monitoring of the emergency medical field, FDA approvals, and close contact with leading trauma surgeons, we believe EPR-Technologies is the only company working in this emergency medical marketspace currently, and that the EPR human clinical trial is the only FDA-approved clinical trial of rapid profound hypothermia when CPR fails.

It's important to note that EPR's profound hypothermia, 10 degrees Celsius, 50 degrees Fahrenheit, must not be confused with mild hypothermia, 33 degrees Celsius, 91 degrees Fahrenheit, which is a totally different medical intervention used in comatose survivors of serious heart attacks. (Any images used will include the phrase "Images are computer-generated demo versions. Products are still currently under development and manufacturing completion.)

For mild hypothermia, there are several manufacturers of equipment used for mild cooling, not at all useable for rapid profound hypothermia.

The company plans to commercialize its unique products, techniques, services, and training needed to make EPR the standard of care when CPR fails. Based on the number of trauma and sudden cardiac arrest deaths each day in the US, the market appears to be significant.

The company is dedicated to saving lives in serious trauma cases and sudden cardiac arrest when needed cardiopulmonary resuscitation (CPR) fails. The company feels that it is positioned to capture a significant share of the anticipated growth following FDA approval of ongoing EPR clinical trials.

According to our industry research, we believe we are the leaders in bringing EPR to market, opening up a new standard of care that hasn't previously been available. The primary markets we plan to target include Level I Trauma Hospitals, Level II through Level V Hospitals, Emergency Rooms, ICUs, Patient Wards, Ambulances, and military combat casualty care needs.

The Emergency Medicine industry's use of therapeutic hypothermia and temperature management has grown in recent years, and our company appears poised to deliver rapid profound hypothermia as a viable treatment option when CPR fails.

Help us take this game-changing technology to market, giving hope and one more chance to save a life when CPR fails.

Invest in EPR-Technologies today and become part of our journey in saving lives. Thank you.

EPR-Technologies, Inc.

EPR Simulation Video Transcript

Currently, patients who've suffered a cardiac arrest, where the heart stops from major trauma rarely survive. Less than 1 out of 10 of these patients leave the hospital alive. EPR, or emergency preservation and resuscitation, is a novel way that we're hoping to try to resuscitate trauma patients who've suffered a cardiac arrest.

Nurses, in background: "What do we have here?" "We have a 22-year-old gunshot wound to the chest, has agonal..."

EPR buys time because the body can't tolerate not having blood flow for even more than just a few minutes. By cooling then, we can buy time by slowing down the processes that occur when there's no blood flow to the vital organs, like the heart and brain. This allows surgeons to repair injuries and save the patients.

Nurse, in background: "Blood pressure on him...?"

A patient might come into the emergency department having suffered a gunshot wound or stab wound, and then we find the patient doesn't have a pulse.

Nurses, in background: "Chest tube going in... I don't have a pulse anymore you guys. Someone needs to start CPR. We don't have any pulse."

Routine care for somebody like this would include putting in a breathing tube to help them breathe, putting in a large intravenous catheter so we can give them lots of fluids and blood. But all these endeavors don't often work.

Nurse, in background: "What do you think? Is he a candidate for EPR?"

What we then do is sometimes open the chest to help to do what's called open chest

CPR. But this still doesn't work in many circumstances. With EPR, what we would then do is put in a large tube to be able to administer a large amount of ice-cold fluid to the patient in order to cool them down to 50 degrees. Once they're cooled, now we have some time to get the patient to the operating room for the surgeons to control the bleeding and then we can resuscitate them in a delayed fashion.

The interest in using hypothermia therapeutically after various types of problems such as cardiac arrest or trauma came about from noticing that there are patients who drown in cold water and survive incredibly long times underneath the water. So, it appears that hypothermia could have a great preserving effect if you have a cardiac arrest.

Nurse, in background: "And then both clamps..."

Page 2 of 2

Therapeutic hypothermia after cardiac arrest involves just cooling patients by about 6 or 7 degrees below normal. For EPR, we're talking about cooling them by almost 50 degrees below the normal temperatures. This type of cooling has never been tried before in trauma patients.

Before conducting any kind of research like this in patients, we do have to have a significant amount of preclinical work to show that this may work in the situation. Our study suggests that EPR can save lives.

Obviously, a patient who has a cardiac arrest is not in a position to be able to give us consent like we would for routine type of research study. So, in this type of trial, we need to do community consultation where we tell the community about this project that we're trying to do and get their feedback. And we also disclose this to the public, so people know that we're doing this trial in this area.

This type of study does have to be reviewed by federal agencies as well as local ethics boards. That way we can maintain the appropriate safety for the public as we conduct this trial.

Because this is a new technique and very few people know how to do this, we won't be able to apply this in every patient who would fit the appropriate criteria. So, there will be

patients

who come through who might be candidates for EPR that for the moment we would not enroll,

and we will continue our standard care.

Patients who've suffered blunt trauma which is usually from car accidents or falls will not

be included in the study. We will also not be including children, pregnant women, or people over

the age of 65. If you have any question or concerns about the study, or you do not wish to

participate, you can contact us.

Question: About how long will the cooling process last? We think it will take around 15-

20 minutes to get the cooling accomplished. Hopefully, with 45 minutes to an hour, the surgeons

can control the bleeding. At that point we have to use a heart-lung machine to start the

circulation again and start the rewarming process that might take another hour to two hours.

Question: How many patients will you need to participate in the trial? We plan to start

this study with approximately 10 patients. We'll see how the results are going at that point, and

we may continue to enroll additional patients as needed. I think this will happen over the next

year or two years.

Question: What is the overall goal of EPR? Our goal would be to first resuscitate the

patient, so that the heartbeat starts again and then we want to watch them closely to make sure

they wake up, and they don't develop organ system failure, and they're able to leave the

hospital and go back to having normal lives.

EPR-Technologies, Inc.

TEDx Talk Video Transcript

A Cool Way to Save Dying Trauma Patients – Samuel Tisherman

Improving the Human Condition

Trauma can strike any of us, anywhere, anytime. It's a leading cause of death

between the ages of 1 and 46. The cost of trauma care and lost productivity is over 600

billion dollars in the United States each year. That's more than heart disease, diabetes,

and cancer. Trauma also can strike close to home. I grew up about a mile away from the Tree of Life Synagogue in Pittsburgh Pennsylvania. Little did we know that our quiet little neighborhood could be struck by a horrific mass shooting. Yet there was another mass shooting just two nights ago in California. It never ends.

One of the most difficult parts of trauma care is having to tell a family of a trauma victim that the loved one didn't make it. Tom Scalia who's the physician-in-chief of the Shock Trauma Center here in Baltimore recently commented "how many more parents do I have to tell that their children are dead." We need to do better.

When I was a surgery resident at the University of Pittsburgh and my wife was an emergency medicine resident, we actually came to Shock Trauma as visiting residents, and I distinctly remember seeing a trauma patient who had a stab wound to the heart and despite doing all the right things... putting a breathing tube to help him breathe, gave him blood, we opened his chest to directly massage the heart and try to fix the injuries, but we couldn't save him. So many thoughts went through my head that night. What if the medics had got him to us faster? What if we had given him more blood? What if he had opened his chest faster? What if we just had more time to try to save his life? What if? What if?

What it just so happens that a couple months after that, I started doing research with Peter Safar. Peter's known as the father of cardiopulmonary resuscitation or CPR. CPR saved countless lives of patients with non-traumatic cardiac arrest, but CPR doesn't work in trauma patients, the main reason that our trauma patients die and have

cardiac arrest is because they've bled so much there's no more blood in the system. So, pressing on their chest won't make a difference. And we know that about 1 in 20 of our trauma patients survive when we try to resuscitate them from a cardiac arrest. We need to do better.

So, Dr. Safar, along with Ron Bellamy from the Army, looked at some data from

the Vietnam War. They noticed that there are some soldiers killed in action that died immediately. They probably had injuries that we can't fix. But there're many that died within 30 minutes to two hours and that's a timeframe in which, if we had some novel therapy, something that could actually stop the clock and buy time to try to save them, maybe more of them would live. And they often had injuries that were actually fixable. So, what could we use to help buy this time? Could cooling the patient be the answer? Well, hypothermia has many potential benefits. It decreases the body's need for oxygen and blood flow, decreases free radicals and inflammation, and excitation in the brain. But not so fast say people in the trauma world, slow down cowboy. Hypothermia decreases the body's ability to make clots, so the patients will bleed more. It causes shivering and stress. We teach all of our trainees the lethal triad of trauma which is hypothermia, acidosis, and coagulopathy, which means they'll bleed more. And the critical dogma is that hypothermia is bad. We need to keep the patients warm. But we would disagree, and we have three factors that makes us think that hypothermia could be the answer here. First, we and others had already shown that mild hypothermia after cardiac arrest could improve outcomes for non-traumatic cardiac arrest. Second, our cardiac surgical colleagues have used deep hypothermia down to around 60 degrees Fahrenheit to allow them to stop the circulation of the whole body so they could operate on a little baby with a birth defect or an adult with aortic disease. Third, there are numerous reports of patients having cold water drowning, where they survive even after being under water for over an hour. Think about that for a second. You're underwater, can't breathe, but your body cools fast enough that your brain, your heart, and other organs are protected, and you can actually survive for over an hour.

So, we took this idea to the lab, and we call what we're working on Emergency Preservation and Resuscitation or EPR. We've called this protection, preservation of the whole body for a period of no blood flow for two hours or more, to allow transportation

and control of bleeding followed by delayed resuscitation. In order to do this, all we're trying to do here is buy time to stop the bleeding.

So, we needed to cool the body really fast, and the best way that we found to do that is to pump a large amount of ice-cold saline directly into the body, into the arteries, to cool the brain and heart as fast as possible. When we did this, we found that the longer the period of no blood flow that we wanted or EPR, the colder we had to go. For 15 and 20 minutes, cooling down 93 degrees Fahrenheit is fine, but if we want to go to 60 minutes, 90 minutes, or even longer, we had to cool down the 50- or 60-degrees Fahrenheit.

When we did this, we found that with prolonged bleeding and cardiac arrest, that was survivable with EPR, emergency preservation and resuscitation, but not with standard normal temperature CPR. We added some drugs to the saline to see if that would help but that didn’t make a difference. It's just about the temperature. Most importantly, we found we could actually repair simulated injuries using EPR.

Well, given this success in the lab, we thought it was time to take this to our patients. And currently here at the University of Maryland, we’re working on a study that we call the Emergency Preservation and Resuscitation for Cardiac Arrest from Trauma or EPR-CAT.

So, in this trial, we tried to select patients that we think have the most potential for benefit from EPR, so specifically we're looking at patients who have penetrating trauma, gunshot wounds, stab wounds, 18 to 65 years of age. They lose their pulse within about five minutes of getting to the hospital. We do all the normal things we do, put in a beathing tube, give them blood, open the chest. If we don't get them back, in that patient, we can then say we’ll switch gears and go to EPR.

So, how do we induce EPR in these patients? Well, we already have the chest open, so what we can do is put a large tube that we call a cannula directly into the aorta

and pump a large amount of cold saline into the body, cool as fast as possible. And then we drain the blood and the saline out of the right side of the heart. Once the brain gets down to 50- to 60-degrees Fahrenheit, we stop the pump. The patient meets the EPR criteria and now we've gone to the operating room. Now in the operating room, the trauma surgeon needs to stop the bleeding, but we also need a cardiac surgeon because now at this kind of temperature the heart's not going to beat. So, we need to put the patient on the heart-lung machine. Once you do that, we start the flow of blood, we give them blood, we also start warming them up slowly and once they get up to a normal temperature, if we can regain a pulse, then we can try and take the patient off the heart-lung machine and take them to the intensive care unit.

As you can imagine, this whole process takes a large multi-professional team.

We need to train this team so we're the trauma surgeons, cardiac surgeons, trauma anesthesiologists, cardiac anesthesiologists, perfusionists are on the heart-lung machine, the blood bank, the staff of a trauma resuscitation unit, the intensive care unit, the operating room. So, if we have all those team members around, we can go ahead and do EPR. If we don't, that patient can still be enrolled in the study as part of our control group, as a comparison. And our goal right now is to enroll 10 patients who get EPR and 10 who don't.

In the end, our main goal with all of this is that we can hopefully save patients who otherwise would have died of their injuries and have them go back to leading normal, healthy lives. For those patients, for their families, for the trauma team, we believe that EPR could be a game-changer, and hopefully, fewer parents will need to hear their child has died.

Thank you very much.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

ARIZONA CORPORATION COMMISSION
FILED
AUG 2 4 2016
FILE NO. - 2105131-6

AZ. CORPORATION COMMISSION
FILED
JUL 06 2016
FILE NO. 2105131-6

DO NOT WRITE ABOVE THIS LINE; RESERVED FOR ACC USE ONLY.

ARTICLES OF INCORPORATION
FOR-PROFIT or PROFESSIONAL CORPORATION

Read the Instructions C010i

1. **ENTITY TYPE – check only one** to indicate the type of entity being formed:
   ☒ FOR-PROFIT (BUSINESS) CORPORATION ☐ PROFESSIONAL CORPORATION

2. **ENTITY NAME** – see Instructions C010i for naming requirements – give the exact name of the corporation:

   EPR-TECHNOLOGIES, INC.

3. **PROFESSIONAL CORPORATION SERVICES** – If professional corporation is checked in number 1, briefly describe the professional service or services that the professional corporation will provide (examples: law firm, accounting, medical):

4. **CHARACTER OF BUSINESS** – briefly describe the character of business the corporation initially intends to conduct in Arizona. **NOTE** that the character of business that the corporation ultimately conducts is not limited by the description provided.

   MEDICAL

5. **SHARES** – *see Instructions C010i* – list the class (common, preferred, etc.) and total number of shares of each class that the corporation is **AUTHORIZED** to issue - the total must be greater than zero. If more space is needed, check this box ☐ and complete and attach the *Shares Authorized Attachment* form C087. *Note* - Par Value is optional.

Class	Series	Total	Par Value
COMMON		100,000,000	5.00
PREFERRED	"A"	100,000,000	5.00

6. **ARIZONA KNOWN PLACE OF BUSINESS ADDRESS:**

   6.1 Is the Arizona known place of business address the same as the **street address** of the statutory agent? ☒ Yes - go to number 7 and continue ☐ No - go to number 6.2 and continue

   6.2 If you answered "**No**" to number 6.1, give the **physical or street address** (not a P.O. Box) of the known place of business of the corporation in Arizona:

Attention (optional)		
Address 1		
Address 2 (optional)		
City	State or Province	Zip
Country		

7. DIRECTORS - list the **name and business address** of each and every Director of the corporation. If more space is needed, check this box ☐ and complete and attach the Director Attachment form C082.

LYN YAFFE, M.D. (Name)	XIANREN WU (Name)
4225 WEST GLENDALE AVE. (Address 1)	13 HIGHLAND DRIVE (Address 1)
SUITE A-104 (Address 2 (optional))	(Address 2 (optional))
PHOENIX (City) · AZ (State or Province) · 85051 (Zip)	DANVILLE (City) · PA (State or Province) · 17821 (Zip)
Country: UNITED STATES	Country: UNITED STATES
S. WILLIAM STEZOSKI (Name)	(Name)
243 OAK ROAD (Address 1)	(Address 1)
(Address 2 (optional))	(Address 2 (optional))
PITTSBURGH (City) · PA (State or Province) · 15239 (Zip)	(City) · (State or Province) · (Zip)
Country: UNITED STATES	Country:
(Name)	(Name)
(Address 1)	(Address 1)
(Address 2 (optional))	(Address 2 (optional))
(City) · (State or Province) · (Zip)	(City) · (State or Province) · (Zip)
Country:	Country:

8. STATUTORY AGENT – *see Instructions C010i*

8.1 *REQUIRED* – give the **name** (can be an individual or an entity) **and *physical or street address*** (not a P.O. Box) in Arizona of the statutory agent:	**8.2** *OPTIONAL* – mailing address in Arizona of statutory agent (can be a P.O. Box):
HAUF LAW PLC (Statutory Agent Name (required))	
ADAM HAUF (Attention (optional))	(Attention (optional))
4225 WEST GLENDALE AVE. (Address 1)	(Address 1)
SUITE A-104 (Address 2 (optional))	(Address 2 (optional))
City: PHOENIX · State: AZ · Zip: 85051	City: · State: · Zip:

8.3 *REQUIRED* - the Statutory Agent Acceptance form M002 must be submitted along with these Articles of Incorporation.

9. ***REQUIRED*** - you must complete and submit with the Articles a ***Certificate of Disclosure***. The Articles will be rejected if the Certificate of Disclosure is not simultaneously submitted.

10. **INCORPORATORS** - list the **name and address**, and provide the **signature**, of each and every incorporator - minimum of one is required. If more space is needed, check this box ☐ and complete and attach the Incorporator Attachment form C084.

LYN YAFFE, M.D.
Name
4225 WEST GLENDALE AVE.
Address 1
SUITE A-104
Address 2 (optional)

City	State	Zip
PHOENIX	AZ	85051

UNITED STATES
Country

SIGNATURE - *see Instructions C010i:*

By checking the box marked "I accept" below, I acknowledge *under penalty of perjury* that this document together with any attachments is submitted in compliance with Arizona law.

[signature] ☑ I ACCEPT
Signature

LYN YAFFE, M.D. 8-1-10
Printed Name Date

IF SIGNING FOR AN ENTITY, CHECK ONE, FILL IN BLANK:

☒ **Corporation as Incorporator** - I am signing as an officer or authorized agent of a corporation and its name is:

EPR-Technologies, Inc.

☐ **LLC as Incorporator** - I am signing as a member, manager, or authorized agent of a **limited liability company**, and its name is:

______

Name
Address 1
Address 2 (optional)
City State Zip
Country

SIGNATURE - *see Instructions C010i:*

By checking the box marked "I accept" below, I acknowledge *under penalty of perjury* that this document together with any attachments is submitted in compliance with Arizona law.

☐ I ACCEPT

Signature
Printed Name Date

IF SIGNING FOR AN ENTITY, CHECK ONE, FILL IN BLANK:

☐ **Corporation as Incorporator** - I am signing as an officer or authorized agent of a corporation and its name is:

______

☐ **LLC as Incorporator** - I am signing as a member, manager, or authorized agent of a **limited liability company**, and its name is:

______

Filing Fee: $60.00 (regular processing) Expedited processing – add $35.00 to filing fee. All fees are nonrefundable - see Instructions.	Mail: Arizona Corporation Commission Corporate Filings Section 1300 W. Washington St., Phoenix, Arizona 85007 Fax: 602-542-4100

DO NOT WRITE ABOVE THIS LINE; RESERVED FOR ACC USE ONLY.

STATUTORY AGENT ACCEPTANCE

Please read Instructions M002i

1. **ENTITY NAME** – give the **exact** name in Arizona of the corporation or LLC that has appointed the Statutory Agent (this must match exactly the name as listed on the document appointing the statutory agent, e.g., Articles of Organization or Article of Incorporation):

   EPR-TECHNOLOGIES, INC.

2. **STATUTORY AGENT NAME** – give the exact name of the Statutory Agent appointed by the entity listed in number 1 above (this will be *either* an individual or an entity). *NOTE* - the name must match **exactly** the statutory agent name as listed in the document that appoints the statutory agent (e.g. Articles of Incorporation or Articles of Organization), including any middle initial or suffix:

   HAUF LAW PLC

3. **STATUTORY AGENT SIGNATURE:**

   By the signature appearing below, the individual or entity named in number 2 above accepts the appointment as statutory agent for the entity named in number 1 above, and acknowledges that the appointment is effective until the appointing entity replaces the statutory agent or the statutory agent resigns, whichever occurs first.

   The person signing below declares and certifies *under penalty of perjury* that the information contained within this document together with any attachments is true and correct, and is submitted in compliance with Arizona law.

[signature] ADAM HAUF 8-1-16

Signature | Printed Name | Date

REQUIRED – check only one:

☐ **Individual as statutory agent:** I am signing on behalf of myself as the individual (natural person) named as statutory agent.	☒ **Entity as statutory agent:** I am signing on behalf of the entity named as statutory agent, and I am authorized to act for that entity.

Filing Fee: none (regular processing) Expedited processing – not applicable. All fees are nonrefundable - see Instructions.	Mail: Arizona Corporation Commission - Corporate Filings Section 1300 W. Washington St., Phoenix, Arizona 85007 Fax: 602-542-4100

Please be advised that A.C.C. forms reflect only the minimum provisions required by statute. You should seek private legal counsel for those matters that may pertain to the individual needs of your business.
All documents filed with the Arizona Corporation Commission are public record and are open for public inspection.
If you have questions after reading the Instructions, please call 602-542-3026 or (within Arizona only) 800-345-5819.

DO NOT WRITE ABOVE THIS LINE; RESERVED FOR ACC USE ONLY.

CERTIFICATE OF DISCLOSURE

Read the Instructions C003I

1. **ENTITY NAME** - give the exact name of the corporation in Arizona:
   EPR-TECHNOLOGIES, INC.

2. **A.C.C. FILE NUMBER** (if already incorporated or registered in AZ): ______
   Find the A.C.C. file number on the upper corner of filed documents OR on our website at: http://www.azcc.gov/Divisions/Corporations

3. **Check only one of the following to indicate the type of Certificate:**
   - [x] Initial (accompanies formation or registration documents)
   - [ ] Annual (credit unions and loan companies only)
   - [ ] Supplemental to COD filed ______ (supplements a previously-filed Certificate of Disclosure)

4. FELONY/JUDGMENT QUESTIONS :
Has any person (a) who is currently an officer, director, trustee, or incorporator, or (b) who controls or holds over ten per cent of the issued and outstanding common shares or ten per cent of any other proprietary, beneficial or membership interest in the corporation been:

4.1	Convicted of a felony involving a transaction in securities, consumer fraud or antitrust in any state or federal jurisdiction within the seven year period immediately preceding the signing of this certificate?	☐ Yes	☒ No
4.2	Convicted of a felony, the essential elements of which consisted of fraud, misrepresentation, theft by false pretenses or restraint of trade or monopoly in any state or federal jurisdiction within the seven-year period immediately preceding the signing of this certificate?	☐ Yes	☒ No
4.3	Subject to an injunction, judgment, decree or permanent order of any state or federal court entered within the seven-year period immediately preceding the signing of this certificate, involving any of the following: a. The violation of fraud or registration provisions of the securities laws of that jurisdiction; b. The violation of the consumer fraud laws of that jurisdiction; c. The violation of the antitrust or restraint of trade laws of that jurisdiction?	☐ Yes	☒ No
4.4	If any of the answers to numbers 4.1, 4.2, or 4.3 are **YES**, you **MUST** complete and attach a Certificate of Disclosure Felony/Judgment Attachment form C004.		

5. BANKRUPTCY QUESTION:			
5.1	Has any person (a) who is currently an officer, director, trustee, incorporator, or (b) who controls or holds over twenty per cent of the issued and outstanding common shares or twenty per cent of any other proprietary, beneficial or membership interest in the corporation, served in any such capacity or held a twenty per cent interest in **any other corporation** (not the one filing this Certificate) on the bankruptcy or receivership **of the other corporation**?	☐ Yes	☒ No
5.2	If the answer to number 5.1 is **YES**, you **MUST** complete and attach a Certificate of Disclosure Bankruptcy Attachment form C005.		

IMPORTANT: If within 60 days of the delivery of this Certificate to the A.C.C. any person not included in this Certificate becomes an officer, director, trustee or person controlling or holding over ten per cent of the issued and outstanding shares or ten per cent of any other proprietary, beneficial or membership interest in the corporation, the corporation must submit a SUPPLEMENTAL Certificate providing information about that person, signed by all incorporators or by a duly elected and authorized officer.

SIGNATURE REQUIREMENTS:	
Initial Certificate of Disclosure:	This Certificate must be signed by all incorporators. If more space is needed, complete and attach an Incorporator Attachment form C084.
Foreign corporations:	This Certificate may be signed by a duly authorized officer or by the Chairman of the Board of Directors.
Credit Unions and Loan Companies:	This Certificate must be signed by any 2 officers or directors.

LYN YAFFE, M.D.
Name
4225 WEST GLENDALE AVE.
Address 1
SUITE A-104
Address 2
PHOENIX | AZ | 85051
City | State | Zip
Country: UNITED STATES

SIGNATURE – *see Instructions C003i:*

By typing or entering my name and checking the box marked "I accept" below, I acknowledge *under penalty of perjury* that this document together with any attachments is submitted in compliance with Arizona law.

Lyn Yaffe ☒ I ACCEPT

Signature
LYN YAFFE, M.D. 8-1-16
Printed Name Date

REQUIRED – check only one:

- ☒ **Incorporator** - I am an incorporator of the corporation submitting this Certificate.
- ☐ **Officer** - I am an officer of the corporation submitting this Certificate
- ☐ **Chairman of the Board of Directors** - I am the Chairman of the Board of Directors of the corporation submitting this Certificate.
- ☐ **Director** - I am a Director of the credit union or loan company submitting this Certificate.

Name
Address 1
Address 2
City | State | Zip
Country

SIGNATURE – *see Instructions C003i:*

By typing or entering my name and checking the box marked "I accept" below, I acknowledge *under penalty of perjury* that this document together with any attachments is submitted in compliance with Arizona law.

☐ I ACCEPT

Signature
Printed Name Date

REQUIRED – check only one:

- ☐ **Incorporator** - I am an incorporator of the corporation submitting this Certificate.
- ☐ **Officer** - I am an officer of the corporation submitting this Certificate
- ☐ **Chairman of the Board of Directors** - I am the Chairman of the Board of Directors of the corporation submitting this Certificate.
- ☐ **Director** - I am a Director of the credit union or loan company submitting this Certificate.

Filing Fee: None All fees are nonrefundable - see Instructions.	Mail: Arizona Corporation Commission - Corporate Filings Section 1300 W. Washington St., Phoenix, Arizona 85007 Fax: 602-542-4100

Please be advised that A.C.C. forms reflect only the minimum provisions required by statute. You should seek private legal counsel for those matters that may pertain to the individual needs of your business.
All documents filed with the Arizona Corporation Commission are public record and are open for public inspection.
If you have questions after reading the Instructions, please call 602-542-3026 or (within Arizona only) 800-345-5819.

AZ Corp. Commission

05691924

THE RECORD REPORTER

~ SINCE 1914 ~

2025 N THIRD ST #160, PHOENIX, AZ 85004-1425
Telephone (602) 417-9900 / Fax (602) 417-9910

Publishing for Maricopa
and Pima Counties

RECEIVED

OCT 17 2016

ARIZONA CORP COMMISSION
CORPORATIONS DIVISION

DEANNA CRESTA
HAUF LAW PLC
4225 W GLENDALE AVE #A104
PHOENIX, AZ - 85051

AFFIDAVIT OF PUBLICATION

Reference #:

Notice Type: AIF - ARTICLES OF INCORPORATION-AIF

Ad Description: EPR-TECHNOLOGIES, INC. 21051316

I, Heather Clayton, am authorized by the publisher as agent to make this affidavit. Under oath, I state that the following is true and correct.

THE RECORD REPORTER is a newspaper of general circulation published Monday, Wednesday and Friday except legal holidays, in the County of Maricopa (also publishing for Pima County), State of Arizona. The copy hereto attached is a true copy of the advertisement as published on the following dates:

10/17/2016, 10/19/2016, 10/21/2016

[signature]

State Of Arizona)
)ss.
County Of Maricopa)

Subscribed and sworn to before me on the 17th day of October, 2016

[signature]

CATHY L FISHER
Notary Public - Arizona
Maricopa County
Expires 07/31/2020

RR# 2931514

ARTICLES OF INCORPORATION FOR-PROFIT OR PROFESSIONAL CORPORATION

1. ENTITY TYPE - the type of entity being formed: FOR-PROFIT (BUSINESS) CORPORATION
2. ENTITY NAME - the exact name of the corporation: EPR-TECHNOLOGIES, INC.
4. CHARACTER OF BUSINESS - the character of business the corporation initially intends to conduct in Arizona. NOTE that the character of business that the corporation ultimately conducts is not limited by the description provided. Medical
5. SHARES - the class and total number of shares of each class that the corporation is AUTHORIZED to issue - the total must be greater than zero.
Class: Common Series: – Total: 100,000,000 Par Value: 5.00
Class: Preferred Series: "A" Total: 100,000,000 Par Value: 5.00
6. ARIZONA KNOWN PLACE OF BUSINESS ADDRESS:
6.1 Is the Arizona known place of business address the same as the street address of the statutory agent? Yes
7. DIRECTORS - the name and business address of each and every Director of the corporation.
Lyn Yaffe, M.D.
4225 West Glendale Ave.
Suite A-104
Phoenix, AZ 85051
United States
Xianren Wu
13 Highland Drive
Danville, PA 17821
S. William Stezoski
243 Oak Road
Pittsburgh, PA 15239
United States
8. STATUTORY AGENT -
8.1 the name and physical or street address in Arizona of the statutory agent:
Hauf Law PLC
Adam Hauf
4225 West Glendale Ave.
Suite A-104
Phoenix, AZ 85051
8.3 the Statutory Agent Acceptance form M002 must be submitted along with these Articles of Incorporation.
9. REQUIRED - you must complete and submit with the Articles a Certificate of Disclosure. The Articles will be rejected if the Certificate of Disclosure is not simultaneously submitted.
10. INCORPORATORS - the name and address, and the signature, of each and every incorporator.
Lyn Yaffe, M.D.
4225 West Glendale Ave.
Suite A-104
Phoenix, AZ 85051
United States
SIGNATURE - By checking the box marked "I accept" below, I acknowledge under penalty of perjury that this document together with any attachments is submitted in compliance with Arizona law.
I ACCEPT
/s/Lyn Yaffe, M.D., 8-1-16
Corporation as Incorporator - I am signing as an officer or authorized agent of a corporation and its name is: EPR-Technologies, Inc.
10/17, 10/19, 10/21/16

RR-2931514#

DO NOT WRITE ABOVE THIS LINE; RESERVED FOR ACC USE ONLY.

ARIZONA CORPORATION COMMISSION CORPORATIONS DIVISION

COVER SHEET

USE A SEPARATE COVER SHEET FOR EACH DOCUMENT
**** ORDER COPIES USING A RECORDS REQUEST FORM ****

WHAT ARE YOU FILING?

☐ New Entity ☐ Change to existing entity ☑ Re-submission of rejected filing

ENTITY NAME - give the exact name of the entity as currently shown in A.C.C. records:

EPR-Technologies, Inc.

EXPEDITED PROCESSING? ☑ **YES** - select 1 option below ☐ **NO** - pay only the filing fee

NOTE: A current phone number is required for ALL Same Day/Next Day services. Same Day/Next Day service will not guarantee approval of submitted document(s) and only guarantees that the document(s) will be examined within the stated time frames. All fees are nonrefundable. Document filing fees are listed on the bottom of each form or on the fee schedule on our website, http://ecorp.azcc.gov, under the FAQs.

☐ **EXPEDITED PROCESSING, ADD $35.00**

☐ **SAME DAY SERVICE, ADD $200.00**
Document will be examined by 5:00pm MST and must be received by 10:00am MST

☐ **TWO-HOUR SERVICE, ADD $400.00**
Document will be examined within 2-hours of submission
Must be received by 3:00pm MST

☑ **NEXT DAY SERVICE, ADD $100.00**
Document will be examined by 5:00pm MST on the next business day. Must be received by 5:00pm MST

PAYMENT:

☐ MOD Account #: Total amount to deduct:

Cash - do not mail cash. We do not accept bills over $20.00.
Cash may be used only for in-person submittals at the Phoenix office ONLY (Tucson does not accept cash).
Checks or money orders - must be made payable to "Arizona Corporation Commission," with all words spelled out and no abbreviations. Checks must be completely and properly filled out, including the amount sections. UNACCEPTABLE CHECKS include: no imprinted or preprinted name and address of the account holder; no imprinted or preprinted check number; handwritten or stamped names, addresses, or check numbers; temporary checks (new accounts).
Credit cards - may be used for in-person submittals, and for online corporation annual reports, online name reservations, or online certificates of good standing. We accept only Visa or MasterCard.

REQUIRED - RETURN DELIVERY OPTION (PLEASE PRINT CLEARLY and select only ONE):
NOTE: PHONE NUMBER REQUIRED FOR ALL RETURN DELIVERY OPTIONS

Option	Details
☐ Email	Email address **REQUIRED**:
	Phone number **REQUIRED**:
☐ Pick up	Name:
	Phone number **REQUIRED**:
☑ Mail	Name: Lyn Yaffe, EPR-Technologies, Inc.
	Address: 23041 Wild Hunt Drive
	City: Gaithersburg State: Maryland Zip: 20882
	Phone number **REQUIRED**: 301-467-2838

DOCUMENTS WILL BE MAILED IF THEY ARE NOT PICKED UP IN A TIMELY MANNER (APPROXIMATELY ONE WEEK)

FOR ARIZONA CORPORATION COMMISSION USE ONLY
PICK-UP BY: ____________________ **DATE:** __________

View current processing times at: http://azcc.gov/docs/default-source/corps-files/document-processing-times.pdf

DO NOT WRITE ABOVE THIS LINE; RESERVED FOR ACC USE ONLY.

ARTICLES OF AMENDMENT
FOR-PROFIT CORPORATION
Read the Instructions C014i

1. ENTITY NAME – give the exact name of the corporation as currently shown in A.C.C. records:

EPR-Technologies, Inc.

2. Name Change – type or print the exact NEW name of the entity in the space below:

____

3. Date on which the attached amendment was adopted: 18 February 2022.

4. Does the amendment provide for an exchange, reclassification or cancellation of **issued** shares?

☐ Yes – go to number 4.1 and continue. ☒ No – go to number 5 and continue.

4.1 If your answer to number 4 was "yes," does the amendment contain provisions for implementing the exchange, reclassification or cancellation of issued shares?

☐ Yes – go to number 5 and continue. ☐ No – go to number 4.2 and continue.

4.2 If your answer to number 4.1 was "no," you must provide a statement of the provisions for implementing the exchange, reclassification or cancellation of issued shares – attach a separate sheet with the statement.

5. Check one box concerning approval of the amendment and follow instructions (review the Instructions C014i for information about voting groups):

☒ Approved by incorporators or board of directors without shareholder action, and shareholder approval was not required or no shares have been issued– go to number 6.

☐ Approved by shareholders but not voting groups – complete numbers 5.1 and 5.2.

☐ Approved by shareholders *and* voting groups – complete numbers 5.1, 5.2, and 5.3.

☐ Approved by voting group(s) only – complete numbers 5.1 and 5.3.

5.1 Shares – list below each class and/or series of shares and the total number of outstanding shares for each class or series (*example*: common stock, 100 shares). If more space is needed, check this box ☐ and complete and attach the Shares Issued Attachment form C097.

Class:	Series:	Total:
Class:	Series:	Total:
Class:	Series:	Total:
Class:	Series:	Total:
Class:	Series:	Total:

5.2 Shareholder approval (all blanks must be filled in):

Total votes entitled to be cast	Votes in favor that were sufficient for approval of amendments	Votes against amendments

5.3 Voting Groups – complete each blank below *for each voting group.* Review the Instructions C014i for information about voting groups. If more space is needed, check this box ☐ and complete and attach the Voting Attachment form C089.

Voting Group (class / series)	Total votes in voting group	Undisputable votes at meeting	Votes in favor that were sufficient for approval of amendments	Votes against amendments

6. A copy of the corporation's amendment must be attached to these Articles.

Amendment to Articles of Incorporation attached.

SIGNATURE: By checking the box marked "I accept" below, I acknowledge *under penalty of law* that this document together with any attachments is submitted in compliance with Arizona law.

☒ I ACCEPT

[signature] Lyn Yaffe, M.D., Co-Founder, Chairman, and CEO 18 February 2022

Signature Printed Name Date

REQUIRED – check only one:

☐ I am the **Chairman of the Board of Directors** of the corporation filing this document.	☐ I am a duly-authorized **Officer** of the corporation filing this document.	☐ I am a duly authorized **bankruptcy trustee**, receiver, or other court-appointed fiduciary for the corporation filing this document.

Expedited or Same Day/Next Day services are available for an additional fee – see Instructions or Cover sheet for prices.

Filing Fee: $25.00 (regular processing) All fees are nonrefundable - see Instructions.	Mail: Arizona Corporation Commission - Examination Section 1300 W. Washington St., Phoenix, Arizona 85007 Fax (for Regular or Expedite Service ONLY): 602-542-4100 Fax (for Same Day/Next Day Service ONLY): 602-542-0900

Please be advised that A.C.C. forms reflect only the **minimum** provisions required by statute. You should seek private legal counsel for those matters that may pertain to the individual needs of your business. All documents filed with the Arizona Corporation Commission are **public record** and are open for public inspection.
If you have questions after reading the Instructions, please call 602-542-3026 or (within Arizona only) 800-345-5819.

Article of Amendment For-Profit Corporation

Amendment to the Articles of Incorporation
EPR-Technologies, Inc.

The undersigned, who is the duly elected Chairman and CEO, EPR-Technologies, Inc., an Arizona Corporation (the "Company"), does hereby certify, as follows:

The Articles of Incorporation have been amended by unanimous written consent of the Board, on 18 February 2022, to read in its entirety, the amendment, as follows below.

"The Company is authorized to issue preferred shares designated "Preferred Series, "A" Class Shares. The total number of Preferred Shares which this Corporation is authorized to issue is One Hundred Million (100,000,000) Preferred Shares. The holders of the Preferred Shares shall have non-voting rights on each matter submitted to the Company. Other Preferred Share rights, privileges, terms, and conditions remain materially equivalent to the rights, privileges, terms, and conditions applicable to voting Common Shares. Each Preferred Share shall remain entitled to dividend rights and preferred liquidation rights as set by the Board of Directors before the dividend rights and liquidation rights of Common Shares."

"The foregoing Amendment to the Articles of Incorporation has been submitted and shall remain in full force and effect on the date hereof. The authorized undersigned has executed this Amendment as of 18 February 2022 on behalf of the Board of Directors."

[signature] 18 February 2022

Lyn Yaffe, M.D. Date
Co-founder, Chairman, and CEO
EPR-Technologies, Inc.

FedEx

February 23, 2022

Dear Customer,

The following is the proof-of-delivery for tracking number: 270098577418

Delivery Information:

Status:	Delivered	**Delivered To:**	Receptionist/Front Desk
Signed for by:	F.FORESTER	**Delivery Location:**	
Service type:	FedEx Priority Overnight		
Special Handling:	Deliver Weekday; Direct Signature Required		Phoenix, AZ,
		Delivery date:	Feb 23, 2022 10:01

Shipping Information:

Tracking number:	270098577418	**Ship Date:**	Feb 22, 2022
		Weight:	0.5 LB/0.23 KG

Recipient:

Phoenix, AZ, US,

Shipper:

Gaithersburg, MD, US,

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